Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

facsimile (212) 818-8881	direct dial number (212) 818-8638 email address jgallant@graubard.com

September 12, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Capitol Acquisition Corp.
Registration Statement on Form S-1
File No. 333-144834
Filed July 24, 2007

Dear Mr. Reynolds:

On behalf of Capitol Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 27, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Jay Williamson. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General Comments

1.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

We supplementally advise the Staff that the underwriting arrangements are currently being reviewed by the NASD and have not been cleared by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the NASD “no-objection” letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

Securities and Exchange Commission

September 12, 2007

2.	Please tell us the factors you considered in determining to value this offering at 200,000,000. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Does the company expect to obtain additional funding through other financing arrangements to acquire a target? If so, please explain. Please note in particular that we are not seeking simply whether or not you have “a specific business combination under consideration” but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company’s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals. In crafting your response, please provide more analysis of both your potential target size and potential competition.

With respect to the first part of the Staff’s comment, we have revised the disclosure on page 17 of the Registration Statement in the section titled “Summary – The Offering – Determination of offering amount” as requested.

With respect to the second part of the Staff’s comment, we have revised the disclosure on page 3 of the Registration Statement to indicate that since the Company has no specific business combination under consideration, it has not entered into any arrangement to issue debt or equity securities in order to acquire a target business and has no current intention of doing so. We have further clarified on the cover page and pages 1 and 47 of the Registration Statement that the Company has not undertaken, nor has it engaged or retained any agent or other representative to undertake, any research, diligence, evaluations or similar activities to identify, locate or contact any suitable acquisition candidate.

3.	In responding to the foregoing, we note your disclosure on page 16 that you “determined the size of the offering based on [y]our, estimate of the capital required to facilitate [y]our combination with one or more viable target[s] …” Please explain your definition of a “stand-alone public entity” and explain the analysis you use to assess whether a company could be viable as a stand-alone public company.

We have revised the disclosure on page 17 of the Registration Statement as requested.

4.	We note that Capitol Acquisition Management LLC (“the LLC”) will purchase your warrants, and currently owns a substantial portion of your common stock. We also note disclosure indicating that Mr. Ein controls this entity. Please revise to include:

a.	The number of investors in the LLC;

b.	A statement indicating whether the LLC investors are accredited;

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September 12, 2007

c.     A statement clarifying whether the LLC has other investments or was created for the purposes of investing in the SPAC; and,

d.     A statement indicating whether the LLC, or its investors may dispose of, dilute, or otherwise transfer the risk of ownership in the LLC or SPAC during the escrow period.

We have revised the disclosure on pages 3, 8, 9, 68, 75 and 77 of the Registration Statement as requested. We will also file as an exhibit to the Registration Statement an agreement from the equity holders of the LLC indicating they will not transfer their LLC ownership interests to anyone other than the Company’s founders (as defined in the Registration Statement) or their affiliates during the escrow period.

5.	Please revise to disclose whether any current member of your board or management team is currently, or has been, associated with other special purpose acquisition companies or other entities with business plans similar to yours.

We have revised the disclosure on pages 1, 28 and 48 of the Registration Statement to indicate that no current member of the Company’s board of directors or management team is currently, or has been, associated with other specified purpose acquisition companies or other entities with business plans similar to the Company.

6.	We note disclosure throughout your Form S-1 indicating that management may purchase additional shares in the company following the offering, and that these shares will be voted in favor of any business combination. Please disclose the factors that would be considered by management in determining to make these purchases and determining the amount of these purchases, including any factors relating to the anticipated approval or disapproval of the business combination.

We have revised the disclosure on pages 13 and 67 of the Registration Statement to indicate that the Company’s existing stockholders, including its officers and directors, have no current intention of purchasing any shares in the offering or in the aftermarket. As a result, the factors that such individuals would consider in determining to make such purchases are entirely speculative at this point and cannot be determined. We therefore have not revised the disclosure in the Registration Statement in response to this portion of the Staff’s comment.

Summary

7.	On page one you disclose that your purpose is to acquire an “operating business or assets.” Please revise to indicate, if true, that any assets you purchase will constitute an operating business, or portion thereof, and thus require the presentation of financial statements in connection with the shareholder vote.

We have revised the disclosure on pages 35, 53 and 61 of the Registration Statement to clarify that the Company will provide audited financial statements of any prospective target

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September 12, 2007

business in connection with a proposed initial business combination, regardless of whether the Company is acquiring an operating business or assets.

8.	Please revise your disclosure on page three, and throughout, to clearly indicate that while you will initially have $9.75 per share held in trust, there is no guarantee that investors will receive this amount upon dissolution, as creditor claims may take priority.

We have revised the disclosure throughout the Registration Statement to clearly indicate that any liquidation proceeds will be subject to claims of creditors that may take priority over the claims of public stockholders.

9.	Your page three disclosure indicates that the LLC is referred to as your “founder” and you appear to use that term in various restrictive clauses throughout your document. Please revise to indicate whether these terms are also applicable to Messrs. Ein, Fernandez, and Sodha.

We have revised the disclosure on page 3 of the Registration Statement as requested.

10.	Please revise to indicate whether the proceeds of the warrant purchase will be available to converting shareholders in connection with the approval of a business combination.

We have revised the disclosure on pages 13 and 59 of the Registration Statement as requested.

11.	On page ten you disclose that, “[a]s a result of an increase in the size of the offering, the per share conversion or liquidation price could decrease …” Please revise to further explain how this result is possible if the increased amount of interest to be withdrawn from the trust is “proportionate.”

We supplementally advise the Staff that when the purchase price from the private placement of the sponsors’ warrants is added to the proceeds held in trust, it increases the per-share amount held in trust and therefore the per-share conversion and liquidation prices increase. If the offering size is increased, the per-share conversion or liquidation price would decrease because the purchase price of the sponsors’ warrants is being diluted by (and spread over) the additional units being sold. This result occurs regardless of whether or not the amount of interest that may be withdrawn by the Company is proportionately increased.

12.

We note your disclosure on page 14, in the risk factors, and on page 53 that you may require converting shareholders to tender their shares prior to the consummation of your business combination. We note that the company has risk factor disclosure addressing the possibility that they will require shareholders to tender their shares in connection with the shareholder vote to approve a business combination and conversion process, Please revise, here and elsewhere, to provide additional discussion about this possibility. In issuing the following comments, please know that we are

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particularly concerned with the procedures that shareholders must follow in electing to convert their shares as well as the timeframe available to them to perfect their rights, Accordingly,

a.	Please provide clear disclosure in the Summary and Business sections regarding the additional steps that must be taken to elect conversion. Currently the discussion is difficult to follow. Your revised disclosure should clarify the steps required for holders in “street name” to exercise their conversion rights.

b.	Add clear disclosure explaining the reason for requiring that shareholders tender certificates prior to the vote, when there is no guarantee that conversion will occur. In this regard, add disclosure indicating, if true, that this potential tender requirement does not disadvantage investors when compared to the traditional method of tendering shares following the vote.

c.	Clarify the basis of your belief, expressed on page 53, that the time period for tendering their shares, and perfecting their conversion rights, “is sufficient for an average investor” when the “time period varies on the specific facts of each transaction.”

d.	Revise your disclosure to indicate how long it will take the DWAC System to process a shareholder conversion request, and clarify whether shares will be considered tendered for conversion purposes based on a shareholder request to DWAC or upon delivery to the company.

e.	Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights. Clarify why investors who attend the meeting are not able to tender their shares in person at the time of the meeting.

f.	Provide clear disclosure regarding any costs associated with tendering the physical or electronic shares and any other requirements or steps to elect conversion. In this regard, clarify whether the $35 fee charged by the transfer agent is per share or per transaction. Also, include a statement indicating that this fee, to the extent it is passed through, may discourage conversions and make it more beneficial for shareholders to simply sell their shares in the market. With a view to disclosure, tell us why shareholders are not being requested to transfer shares to the transfer agent a reasonable time after the meeting and approval of the transaction, so that no extraneous expenses or steps would be necessary on the part of shareholders transferring shares in the event the business transaction is rejected.

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September 12, 2007

g.	We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Please revise the Summary and Business to contrast your procedures for conversion with the conversion process of the traditional SPAC, including any fees and steps that would be necessary even if conversions do not occur. Please add a risk factor highlighting the additional steps and differences between your procedures and the conversion feature of a traditional SPAC. To the extent you have considered whether the additional step may minimize conversions and avoid further indebtedness or possible rejection of the proposed transaction, revise to clarify. We may have further comment.

h.	Revise to clarify whether the requirements that the physical certificate be provided to the transfer agent prior to the meeting applies to both the record holders and the holders in “street name.”

With respect to part (a) of the Staff’s comment, we currently indicate in the section titled “Proposed Business – Conversion rights” as follows:

“An eligible stockholder may request conversion at any time after the mailing to our stockholders of the proxy statement and prior to the vote taken with respect to a proposed initial business combination at a meeting held for that purpose, but the request will not be granted unless the stockholder votes against the initial business combination and the initial business combination is approved and completed. Additionally, we may require public stockholders, whether they are a record holder or hold their shares in “street name,” to either tender their certificates to our transfer agent at any time through the vote on the initial business combination or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The proxy solicitation materials that we will furnish to stockholders in connection with the vote for any proposed initial business combination will indicate whether we are requiring stockholders to satisfy such certification and delivery requirements.”

Accordingly, we currently provide information as to what steps must be followed by investors seeking to effectuate conversion rights, whether or not the shares are held in street name. We have revised the disclosure on pages 14 and 15 of the Summary section to add disclosure related to the foregoing.

With respect to part (b) of the Staff’s comment, we currently indicate in the section titled “Proposed Business – Conversion rights” as follows:

“The requirement for physical or electronic delivery prior to the [vote] ensures that a converting holder’s election to convert is irrevocable once the initial business combination is approved.”

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September 12, 2007

We have revised the disclosure on page 54 of the Registration Statement to clarify that the requirement for physical or electronic delivery prior to the vote would be imposed to ensure that a converting holder’s election to convert is irrevocable once the initial business combination is approved. We have further revised the disclosure on page 54 of the Registration Statement to indicate that the Company does not believe that the requirement for physical or electronic delivery prior to the vote would disadvantage investors when compared to the traditional method of tendering shares following the vote.

With respect to part (c) of the Staff’s comment, we currently indicate in the section titled “Proposed Business – Conversion rights” as follows:

“The proxy solicitation materials that we will furnish to stockholders in connection with the vote for any proposed initial business combination will indicate whether we are requiring stockholders to satisfy such certification and delivery requirements. Accordingly, a stockholder would have from the time we send out our proxy statement through the vote on the initial business combination to tender his shares if he wishes to seek to exercise his conversion rights. This time period varies depending on the specific facts of each transaction. However, as the delivery process can be accomplished by the stockholder, whether or not he is a record holder or his shares are held in “street name,” in a matter of hours by simply contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System, we believe this time period is sufficient for an average investor.”

We have revised the disclosure on page 54 of the Registration Statement to indicate that notwithstanding the foregoing, the Company will only require stockholders to deliver their certificates prior to the vote if it gives stockholders at least two weeks between the mailing of the proxy solicitation materials and the mailing date.

With respect to part (d) of the Staff’s comment, we currently indicate in the section titled “Proposed Business – Conversion rights” as follows:

“However, as the delivery process can be accomplished by the stockholder, whether or not he is a record holder or his shares are held in “street name,” in a matter of hours by simply contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System, we believe this time period is sufficient for an average investor.”

Accordingly, we believe the disclosure is clear that the delivery process through the DWAC System can be accomplished in a matter of hours. We therefore have not revised the disclosure in the Registration Statement in response to this portion of the Staff’s comment. However, we have revised the disclosure on page 54 of the Registration Statement to clarify that shares will be considered tendered and delivered upon delivery of the shares to the transfer agent and/or the Company.

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September 12, 2007

With respect to the first and second sentences of part (e) of the Staff’s comment, we currently indicate in the section titled “Proposed Business – Conversion rights” as follows:

“The proxy solicitation materials that we will furnish to stockholders in connection with the vote for any proposed initial business combination will indicate whether we are requiring stockholders to satisfy such certification and delivery requirements. Accordingly, a stockholder would have from the time we send out our proxy statement through the vote on the initial business combination to tender his shares if he wishes to seek to exercise his conversion rights. This time period varies depending on the specific facts of each transaction. However, as the delivery process can be accomplished by the stockholder, whether or not he is a record holder or his shares are held in “street name,” in a matter of hours by simply contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System, we believe this time period is sufficient for an average investor.”

We have revised the disclosure on page 54 of the Registration Statement to indicate that the Company will only require stockholders to deliver their certificates prior to the vote if the Company gives stockholders at least two weeks between the mailing of the proxy solicitation materials and the mailing date.

With respect to the third sentence of part (e) of the Staff’s comment, we currently indicate in the section titled “Proposed Business – Conversion rights” as follows:

“An eligible stockholder may request conversion at any time after the mailing to our stockholders of the proxy statement and prior to the vote taken with respect to a proposed initial business combination at a meeting held for that purpose, but the request will not be granted unless the stockholder votes against the initial business combination and the initial business combination is approved and completed.” (emphasis added)

and

“However, as the delivery process can be accomplished by the stockholder, whether or not he is a record holder or his shares are held in “street name,” in a matter of hours by simply contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System, we believe this time period is sufficient for an average investor.”

Accordingly, we believe the disclosure is clear that investors who attend the meeting are able to tender their shares in person up to the vote taken with respect to a proposed initial business combination and that the Company believes such time period is sufficient for an average investor. We therefore have not revised the disclosure in the Registration Statement in response to this portion of the Staff’s comment.

Securities and Exchange Commission

September 12, 2007

With respect to the first three sentences of part (f) of the Staff’s comment, we currently indicate in the section titled “Proposed Business – Conversion rights” as follows:

“There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 and it would be up to the broker whether or not to pass this cost on to the converting holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise conversion rights to tender their shares prior to the meeting—the need to deliver shares is a requirement of conversion regardless of timing of when such delivery must be effectuated. Accordingly, this would [not] result in any increased cost to shareholders when compared to the traditional process.”

We have revised the disclosure to indicate that the $35 charge is per transaction as well as to indicate that the charge may discourage conversions and make it more beneficial to stockholders to simply sell their shares in the market.

With respect to the fourth sentence of part (f) of the Staff’s comment, we refer the Staff to our answer in response to part (b) of the Staff’s comment.

With respect to parts (g) and (h) of the Staff’s comment, we refer the Staff to our answers in response to the previous parts of the Staff’s comment. Furthermore, we refer the Staff to the risk factor titled “We may require stockholders who wish to convert their shares in connection with a proposed business combination to comply with specific requirements for conversion that may make it more difficult for them to exercise their conversion rights prior to the deadline for exercising their rights.” on page 30 of the Registration Statement.

Prospectus Cover Page

13.	We note that you will consider a re-organization as an initial business combination. Please clarify whether this reference is to a bankruptcy related reorganization or some other form of re-organization.

We supplementally advise the Staff that the term “reorganization” refers to any type of business combination-related transaction in which the Company acquires a target business or assets. It is not a specific reference to a bankruptcy related reorganization. The phrase is used in a sentence intended to be all-encompassing.

Summary Financial Data, page 18

14.	Please revise your disclosure here and elsewhere to indicate that the cash held in trust may be used to pay the cash portion of the purchase price or released to you as general operating cash in connection with your initial business combination.

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We currently indicate in the section titled “Use of Proceeds” as follows:

“On release of funds from the trust account and after payment of the conversion price to any public stockholders who exercise their conversion rights, the underwriters will receive their deferred underwriting discounts and commissions, and the remaining funds will be released to us and can be used to pay all or a portion of the purchase price of the business or businesses with which our initial combination occurs. If the initial business combination is paid for using stock or debt securities, we may apply the cash released to us from the trust account to general corporate purposes, including for maintenance or expansion of operations of acquired business or businesses, the payment of principal or interest due on indebtedness incurred in consummating our initial business combination, to fund the purchase of other companies, or for working capital.”

We have revised the disclosure in the “Summary Financial Data” section to clarify the foregoing as requested.

Risk Factors, page 19

15.	Please revise your page 20 risk factor, “If we are forced to liquidate …” to disclose the amount of funds (in both aggregate and per share amounts) initially being placed in the trust.

We have revised the disclosure on page 21 of the Registration Statement as requested.

16.	Please revise your page 22 risk factor, “If third parties bring claims against us …” to clarify, if true, that you are not obligated to have vendors or prospective targets waive potential claims against the trust and address the factors management will consider in deciding whether to engage a party who refuses to waive claims against the trust. Also, we note that you have only one person who will be personally liable to indemnify the trust account. This appears lower than other SPACs, and may increase the risk to investors relative to a company that had more guarantors.

We have revised the disclosure on pages 16, 23, 49, 56 and F-7 of the Registration Statement to indicate that the Company is required to have all third parties execute waiver agreements. We respectfully do not believe that there is any greater risk to investors in this offering compared to others as a result of Mr. Ein being the only one required to indemnify claims against the trust. We believe that it is not the number of persons agreeing to be personally liable, but rather their financial means, that is the important factor in connection with the indemnification. As stated in the risk factor referred to above, the Company has questioned Mr. Ein on his financial net worth and reviewed his financial information and believes that he will be able to satisfy any indemnification obligations that may arise.

17.	Please revise your page 27 risk factor, “All of our officers and directors own shares …” to address the conflicts created by Mr. Ein’s indemnification obligation. Also, revise to

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indicate that, because your directors have a lower cost basis in their investment, it allows them to profit from a deal event though the deal might be unprofitable for the public shareholders.

We have revised the disclosure on page 28 of the Registration Statement as requested.

18.	Please revise your page 29 risk factor to indicate that your 30% conversion threshold will make it easier for you to gain approval of a business combination over stronger shareholder dissent when compared to the standard SPAC structure.

We have revised the disclosure on page 30 of the Registration Statement as requested.

19.	Please clarify why it is unlikely that there will be a shareholder meeting prior to the consummation of the initial business combination, especially when your term is 24 months.

We supplementally advise the Staff that, like most similarly structured blank check companies, the Company does not anticipate holding an annual meeting prior to the consummation of an initial business combination. The Company’s sole purpose is to acquire a target business – until this occurs, there is typically nothing for stockholders to consider. Furthermore, while an election of directors is often held each year for operating companies, those companies have operating results on which stockholders can base a decision of whether or not to re-elect a nominee. As a blank check company will have no operating results prior to the consummation of an initial business combination, an election of directors is generally not meaningful. As a result, it is likely that the first stockholders’ meeting will take place in connection with the consummation of the Company’s initial business combination.

20.	Please revise your dilution related risk factor to better explain the concept to investors, In this regard, clarifying the term “pro forma net tangible book value” may be helpful.

We have revised the disclosure on pages 32, 42 and 43 of the Registration Statement as requested.

21.	We note your disclosure in Note 2. Proposed Public Offering that “in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise,” please revise the risk factors on pages 30 and 31 to clarify this information regarding net cash settlement of the warrants.

We respectfully believe that the above-referenced disclosure more appropriately belongs in a general discussion regarding the warrants as opposed to the cited risk factors as those risk factors are specific in nature. Accordingly, we have revised the disclosure on page 6 of the Registration Statement in the “Summary” section to address the foregoing.

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Use of Proceeds, page 36

22.	Your disclosure on page 36 indicates that neither your management team nor their affiliates will “receive any compensation for their due diligence …” As due diligence is a specific activity it is unclear whether these persons may receive compensation from you for other activities. Please revise to indicate, if true, that management and its affiliates will not receive any compensation prior to, or in connection with, the consummation of your initial business combination.

We have revised the disclosure on pages 38 and 39 of the Registration Statement as requested.

23.	Please revise to indicate whether there is any limit on the amount of expenses that may be reimbursed to your management.

We have revised the disclosure on page 39 of the Registration Statement as requested.

24.	Please clarify how the trust funds will be invested. In this regard your page 38 disclosure refers to funds not held in trust.

We have revised the disclosure on page 38 of the Registration Statement as requested.

Proposed Business, page 46

25.	Please provide an expanded discussion under “Business Strategy.” In this regard, your current disclosure appears to merely repeat the disclosure contained in the “Summary.”

We have revised the disclosure on pages 13, 49 and 67 of the Registration Statement as requested.

26.	Please revise to address whether you may invest in a company that is, or has been within the past five years, affiliated with your officers and directors.

We have revised the disclosure on pages 13, 50 and 67 of the Registration Statement to indicate that, although the Company has no present intention of doing so, it may enter into a business combination with a target business that is, or has been within the past five years, affiliated with any of its officers, directors, founders, special advisors or their affiliates; provided that it will only do so if (i) such transaction is approved by a majority of the Company’s disinterested independent directors and (ii) the Company obtains an opinion from an independent investment banking firm that the business combination is fair to the Company’s unaffiliated stockholders from a financial point of view.

27.	In addition, given your managements ties with private equity firms, revise to disclose whether you may invest in any portfolio company of any management affiliated entity. Finally, please disclose whether you may invest alongside any affiliated entity in pursuing a target.

We have revised the disclosure on pages 13, 50 and 67 of the Registration Statement to indicate that, although the Company has no present intention of doing so, it may (i) enter into a business combination with a target business that is, or has been within the past five years, affiliated with any of its officers, directors, founders, special advisors or their affiliates, including an entity that is either a portfolio company of, or has otherwise received a material financial investment from, any private equity fund or investment company (or an affiliate thereof) that is affiliated with such individuals; or (ii) “invest alongside any affiliated entity in pursuing a target business” (meaning entering into a business combination where the Company acquires less than 100% of a target business and any of the Company’s officers, directors, founders, special advisors or their affiliates acquire the remaining portion of such target business); provided that, in each case, it will only do so if (a) such transaction is approved by a majority of the Company’s disinterested independent directors and (b) the Company obtains an opinion from an independent investment banking firm that the business combination is fair to the Company’s unaffiliated stockholders from a financial point of view.

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28.	Please clarify the reference to “each public initial stockholder” on page 54 under conversion rights.

We have revised the disclosure on page 53 of the Registration Statement to change the above-referenced term to “each public stockholder” as requested.

29.	Please clarify how a 30% conversion threshold would have prevented the approval of an initial business combination “that may otherwise be approved by a large majority of [y]our public stockholders,” (emphasis added).

Using a threshold of 20%, it was possible that public stockholders holding 80% of the Company’s common stock issued in its initial public offering could vote in favor of a business combination and that transaction could still not go forward (as a result of 20% voting against the transaction and seeking conversion rights). We do not believe any revision to the disclosure in the Registration Statement is necessary in response to this comment.

Conflicts of Interest, page 65

30.	Please revise to discuss the role, if any, Mr. Ein currently anticipates having at the with the company following the combination. In this regard, some discussion of his preferences and intentions is warranted.

We have revised the disclosure on page 27 of the Registration Statement as requested.

31.	We note your disclosure, here and in the risk factors, that management has fiduciary duties to other companies which may present conflicts of interest with regard to the presentation of corporate opportunities. We believe that further disclosure is warranted. Accordingly, please disclose:

a.	A list of management affiliated entities for which a conflict is reasonably likely;

b.	A statement as to how such a conflict will be resolved (i.e., which entity will have priority, how long will that entity have to decide to pursue an opportunity);

c.	The procedures that the company will follow for resolving conflicts of interest, including a statement regarding whether you will file a Form 8-K under Item 5.05 to cover any waiver of the right of first refusal agreement or your existing disclosure on this issue;

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d.	The terms of the right of first refusal agreement referenced in your disclosure—and file this agreement as an exhibit; and,

e.	Any other information that the company deems relevant.

With respect to part (a) of the Staff’s comment, we respectfully believe that the only affiliated entity for which a conflict is reasonably likely is Mr. Ein’s affiliation to Kastle Acquisition LLC which is already disclosed on page 67 of the Registration Statement. Accordingly, we have not revised the disclosure in the Registration Statement in response to this part of the Staff’s comment.

With respect to part (b) of the Staff’s comment, we currently indicate that due to the aforementioned conflict with Kastle Acquisition LLC, the Company will not be able to acquire a target business that is in the same line of business that Kastle Acquisition and its subsidiaries are. Accordingly, we have not revised the disclosure in the Registration Statement in response to this part of the Staff’s comment.

With respect to part (c) of the Staff’s comment, because of the aforementioned conflict, the Company is completely restricted from pursuing target businesses in the same line of business that Kastle Acquisition and its subsidiaries are. Accordingly, there are no procedures to employ. We therefore have not revised the disclosure in the Registration Statement in response to this part of the Staff’s comment.

With respect to part (d) of the Staff’s comment, we currently disclose that each of the Company’s officers has agreed, until the earliest of consummation of the Company’s initial business combination, its liquidation or such time as he ceases to be an officer, to present to the Company for its consideration, prior to presentation to any other entity, any business opportunity in excess of $160 million which may reasonably be required to be presented to the Company under Delaware law, subject to any pre-existing fiduciary or contractual obligations he might have. Accordingly, we have not revised the disclosure in the Registration Statement in response to this part of the Staff’s comment. We will file the agreements with each of the Company’s officers as exhibits to the Registration Statement as soon as possible.

With respect to part (e) of the Staff’s comment, there is no additional information that the Company deems relevant.

32.	Please revise to discuss the relationship between Mr. Ein, Leland Investments, and Kastle Acquisition LLC. For example, but without limit, address:

a.	The nature of the management services provided to Kastle by Leland, including Mr. Ein’s role in providing such services; and,

b.	Any other information deemed relevant to investors.

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September 12, 2007

We have revised the disclosure on page 67 of the Registration Statement as requested.

33.	Please clarify the practical meaning of your disclosure that your officers must present to you, “prior to presentation to any other entity, any business opportunity which may reasonably be required to be presented to [you] under the Delaware law, subject to any pre-existing fiduciary or contractual obligations …”

We have revised the disclosure on page 67 of the Registration Statement as requested.

Certain Relationships and Related Transactions, page 69

34.	On page 69 you indicate that you may issue a stock dividend or require a capital contribution “in order to maintain [y]our founders’ ownership at a percentage of the number of shares to be sold in this offering.” Please revise to disclose the percentage.

We have revised the disclosure on pages 9 and 70 of the Registration Statement as requested.

Description of Securities, page 72

35.	Please revise your page 76 statement that, “[a]lthough the shares of common stock issuable pursuant to the sponsors’ warrants will not be issued pursuant to a registration statement so long as they are held by …” to clarify the meaning of the statement.

We have revised the disclosure on pages 4 and 77 of the Registration Statement as requested.

Material U.S Federal Income and Estate Tax Consequences, page 79

36.	On page 79.1 you state that it is unclear whether the common stock conversion feature will impact the applicable holding period requirements. Please revise to discuss this issue, and why it is unclear.

We have revised the disclosure on page 81 of the Registration Statement as requested.

Underwriting, page 82

37.	We note your disclosure on page 82 that, “[i]f all of the units are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms,” Please clarify the meaning of this statement and reconcile it to your existing statements, particularly those concerning your Articles of Incorporation and trust fund provisions.

We have revised the disclosure on page 86 of the Registration Statement as requested.

Securities and Exchange Commission

September 12, 2007

38.	Please revise to indicate, if true, that you have no current agreement to engage the underwriters for any purpose other than this Form S-1.

We have revised the disclosure on page 89 of the Registration Statement as requested.

Exhibits

39.	We note that the company has not filed any of its exhibits in connection with its Form S-1. Please understand that we review, and frequently comment upon, these exhibits. Consequently, we request that you file these exhibits as early in this process as possible to facilitate this review.

Duly noted. We will file all exhibits as soon as possible.

Other

Updating

40.	Your attention is directed to section 210.3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

Duly noted.

Accountant’s Consent

41.	You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement. In this regard, the consent of the accountants should not refer to incorporation by reference because the report is contained within the prospectus and registration statement.

Duly noted. We have included a revised currently dated consent of the independent accountants with Amendment No. 1.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mark D. Ein